UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
                    Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                               No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

This report and each of the exhibits to this report are hereby incorporated by reference into the registration statement on Form F-3 (No. 333-168873) of the Company.

Entry into a Material Definitive Agreement

On August 15, 2012, China Cord Blood Corporation (the “Company”) entered into a share purchase agreement (the “Share Purchase Agreement”) with Cordlife Group Limited, a company limited by shares incorporated in Singapore (“Cordlife”), pursuant to which the Company is obligated to sell to Cordlife, and Cordlife is obligated to purchase, 7,314,015 ordinary shares of the Company (the “Treasury Shares”) for a total purchase price of approximately $20.8 million. Contemporaneously, China Stem Cells (South) Company Limited (“CSCS”), a 90% owned subsidiary of the Company organized under the laws of British Virgin Islands, entered into a shares repurchase agreement (the “Shares Repurchase Agreement”) with Cordlife (Hong Kong) Limited (“Cordlife HK”) to repurchase the 10% of its shares currently held by Cordlife HK (the “CSCS Shares”) for approximately $16.8 million.

Share Purchase Agreement

Closing Conditions

The closing of the sale of the Treasury Shares is conditioned upon the Cordlife board member nominee described below under “—Governance Arrangements” being appointed and Cordlife receiving satisfactory evidence of such appointment and satisfaction or waiver of other customary conditions, including compliance with covenants and the truth and correctness of representations and warranties provided in the Share Purchase Agreement, including that no material adverse effect shall have occurred with respect to the Company and its subsidiaries, all conditions precedent to the consummation of the Shares Repurchase Agreement shall have been met, receipt by the Company of a fairness opinion from its financial advisor regarding the transactions contemplated by the Shares Purchase Agreement and Shares Repurchase Agreement, approval of such transactions by the shareholders of Cordlife and receipt of the consent of KKR China Healthcare Investment Limited (“KKR”) in such regard, delivery of a legal opinion of Cayman Islands counsel and the New York Stock Exchange (“NYSE”) not having objected thereto.

Termination

The Share Purchase Agreement may be terminated at any time prior to closing in certain circumstances, including:

•	by mutual written consent of Cordlife and the Company;

•	by either party if closing does not occur within ninety business days after the signing of the Share Purchase Agreement;

•	by Cordlife if the Company is in breach of any of its representations, warranties or material covenants, and such breach is not curable, or has not been cured within 30 days of receipt of notice thereof; or

•	by the Company if Cordlife is in breach of any of its representations, warranties or material covenants, and such breach is not curable, or has not been cured within 30 days of receipt of notice thereof.

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Governance Arrangements

Pursuant to the Share Purchase Agreement, so long as the equity ownership in the Company maintained by Cordlife is 10% or more, Cordlife will be entitled to designate one of the members of the Company’s board of directors and have access to certain confidential information of the Company.

Registration Rights Agreement

The Treasury Shares and any additional ordinary shares acquired by Cordlife or its affiliates (the “Registrable Securities”) are entitled to registration rights pursuant to a registration rights agreement (the “Registration Rights Agreement”) to be entered into between the Company and Cordlife. The Company is required to file a shelf registration statement within 60 days after the receipt of a related demand from Cordlife. If the Company breaches certain of its obligations under the Registration Rights Agreement (including any of those related to the requirement to timely file registration statements), the Company will be obligated to pay liquidated damages, up to a maximum of 5% of Cordlife’s total investment.

Shares Repurchase Agreement

Closing Conditions

The closing of the repurchase of the CSCS Shares is conditioned upon all conditions precedent to the consummation of the Share Purchase Agreement having been met, receipt by the Company of a fairness opinion from its financial advisor regarding the transactions contemplated by the Shares Repurchase Agreement, the Company remaining solvent, approval of the transactions contemplated by the Shares Repurchase Agreement and Share Purchase Agreement by the shareholders of Cordlife and receipt of the consent of KKR in such regard and delivery of a legal opinion of British Virgin Islands counsel. In connection with the closing of such repurchase, Cordlife’s designee to the board of directors of CSCS will resign from such position.

Other Events

On August 15, 2012, the Company issued a press release announcing the entry into the agreements regarding the proposed issuance and sale of the Treasury Shares with Cordlife and the repurchase of the CSCS Shares. A copy of the press release and related Share Purchase Agreement and Shares Repurchase Agreement are attached hereto as exhibits 15.1, 4.1 and 4.2, respectively. The summary description above is qualified in its entirety by reference to the terms of the Share Purchase Agreement and the Shares Repurchase Agreement, each of which is incorporated herein by reference.

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Exhibits

Exhibit No.	Description

4.1	Share Purchase Agreement, dated August 15, 2012.

4.2	Shares Repurchase Agreement dated August 15, 2012.

15.1	Press Release regarding entry into Share Purchase Agreement dated August 15, 2012 and Shares Repurchase Agreement dated August 15, 2012.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: August 15, 2012

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